Exhibit 99.1

For Further Information:

Howard N. Feist

Chief Financial Officer

(781) 237-6655

AMERICAN BILTRITE REPORTS FIRST QUARTER RESULTS

WELLESLEY HILLS, MA, MAY 10, 2011 - American Biltrite Inc. (NYSE Amex: ABL) reported its results for the first quarter of 2011 today. Net sales for the three months ended March 31, 2011 were $53.9 million, compared with $46.6 million in the first quarter of 2010. Net income for the three months ended March 31, 2011 was $485 thousand or $0.14 per share (basic and diluted) compared with a net loss of $726 thousand or $0.21 per share (basic and diluted) in the first quarter of 2010.

Roger S. Marcus, Chairman of the Board, commented “All three of our divisions were profitable in the first quarter of 2011 with improved net results over the same period last year. Our Tape and Canadian businesses achieved sales increases over the first quarter of 2010. Unfortunately, the positive benefit of this sales performance was mitigated by significant raw material cost increases. These divisions are attempting to recover some of these additional costs through price increases. However, further inflationary pressures are continuing during the second quarter of 2011.”

The Company’s former subsidiary Congoleum Corporation filed a voluntary petition for bankruptcy protection on December 31, 2003, with the United States Bankruptcy Court for the District of New Jersey seeking relief under Chapter 11 of the United States Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago. Congoleum’s plan of reorganization was confirmed by the United States District Court for the District of New Jersey on June 7, 2010 and became effective July 1, 2010. Upon effectiveness of Congoleum’s plan of reorganization, ABI’s ownership interests in Congoleum were cancelled by operation of the plan. Consequently, the results of reorganized Congoleum are not included in the consolidated results of the Company subsequent to June 30, 2010. Sales by the Canadian division to Congoleum of $716 thousand for the three months ended March 31, 2011 are included in the total net sales of $53.9 million for that period, while sales by Tape and Canadian divisions to Congoleum of $1.8 million for the three months ended March 31, 2010 were eliminated as intercompany sales in consolidation and are not included in the total net sales of $46.6 million for that period.

Warning regarding forward-looking statements and certain risks

The above news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions. These forward-looking statements are based on American Biltrite’s expectations as of the date of this release, of future events. American Biltrite undertakes no obligation to update any of these forward looking statements, except as may be required by the federal securities laws. Although American Biltrite believes that these expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and experience, there can be no assurance that actual results will not differ materially from expectations. Any or all of these expectations may turn out to be incorrect and any forward-looking statements made in this release speak only as of the date of this release. Readers are cautioned not to place undue reliance on any forward-looking statements. Actual results could differ significantly as a result of various factors. For example, the above news release indicates that all three of American Biltrite’s divisions were profitable in the first quarter of 2011 and had improved results over the first quarter of 2010 and that the Tape and Canadian divisions achieved positive sales increases during the first quarter of 2011 over the first quarter of 2010. This may imply that all of American Biltrite’s operating divisions will remain profitable, that sales at the Tape and Canadian divisions will continue to increase, and that American Biltrite will continue to improve its financial condition and operating results. However, American Biltrite continues to operate under difficult and unpredictable business and industry conditions, and its operating divisions may not remain profitable, its financial results may not continue to improve, and could decline, and economic conditions may not continue to improve and could worsen. In addition, the above news release indicates that American Biltrite’s divisions are attempting to recover some of the increased raw material cost increases they have experienced, which may imply that they will be able to do so. However, American Biltrite operates in highly competitive markets and under continued challenging economic and industry conditions, and, as a result, it may not be able to successfully pass through its cost increases to its customers, and its costs, including raw material costs, could continue to increase.

The consummation of the Congoleum plan of reorganization does not affect American Biltrite’s own significant asbestos related liabilities. The extent of American Biltrite’s asbestos related liabilities and related funding obligations, and the impact such liabilities may have on its businesses, financial condition and results of operations, will depend on various factors, many of which are beyond American Biltrite’s control, including: the future cost and timing of estimated asbestos liabilities and payments; the extent to which asbestos related claims are made against American Biltrite and the costs and timing associated with defending against such claims; the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for asbestos-related claims; the availability of funds to pay any such amounts for which insurance or other third party reimbursements are not available; the extent to which resources are diverted from American Biltrite’s businesses to instead be applied to such liabilities and related matters; the extent to which other defendants which may be found to be jointly and severally liable with American Biltrite fund their allocated portion of asbestos liabilities; and the impact any adopted federal legislation addressing asbestos claims may have on American Biltrite’s businesses, results of operations or financial conditions.

Other factors that could cause actual results to differ from expectations include: (i) any termination of American Biltrite’s business arrangements with Congoleum and possible conflicting demands on American Biltrite’s executive officers in light of American Biltrite’s contractual obligations to make those officers’ services available to Congoleum; (ii) American Biltrite’s access to debt financing on satisfactory terms, its ability to comply with the covenants imposed on it under its credit agreement, the availability of borrowings under its credit facilities and its ability to generate sufficient operating cash flows to fund its businesses and operations; (iii) the future cost and timing of payments associated with and availability of insurance coverage for environmental liabilities and non-asbestos product and general liability claims; (iv) continued or increased volatility or high prices for raw materials or energy and the availability of raw materials; (v) increased competitive activity from competitors, some of which have greater resources and broader distribution channels; (vi) unfavorable developments in various markets for American Biltrite’s or its subsidiaries’ products or in the national or global economy in general; (vii) shipment delays, depletion of inventory and increased production costs resulting from unforeseen disruptions of operations at any of American Biltrite’s or its subsidiaries’ facilities or distributors; (viii) the incurrence of product warranty costs; (ix) changes in customers for American Biltrite’s or its subsidiaries’ products or the failure of customers to timely pay for product purchased; (x) the failure of distributors or sales representatives to adequately perform; and (xi) the loss of any key executives.

Other factors which may cause actual results to differ from expectations include those set forth in American Biltrite’s other filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and its subsequent filings.

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE MONTHS ENDED

March 31, 2011 AND 2010

($000, except share and per share amounts)

(unaudited)

	Three Months Ended March 31,
	2011	2010

Net sales	$53,873	$46,631

Cost of products sold	40,767	34,099
Selling, general & administrative expenses	12,836	12,570

Income (loss) from operations	270	(38)

Interest and other income (expense), net	496	(588)
Provision for income taxes	280	15
Noncontrolling interests	(1)	(7)

Income (loss) from continuing operations	485	(648)
Loss from discontinued operation, net of noncontrolling interests	—	(78)

Net income (loss) attributable to controlling interests	$485	$(726)

Basic income (loss) per share:
Income (loss) from continuing operations per common share	$0.14	$(0.19)
Loss from discontinued operation per common share	—	(0.02)
Net income (loss) attributable to controlling interests per common share	$0.14	$(0.21)

Diluted income (loss) per share:
Income (loss) from continuing operations per common share	$0.14	$(0.19)
Loss from discontinued operation per common share	—	(0.02)
Net income (loss) attributable to controlling interests per common share	$0.14	$(0.21)

Weighted average number of common and equivalent shares outstanding
Basic	3,441,357	3,441,531
Diluted	3,492,473	3,441,531

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE MONTHS ENDED

March 31, 2011 AND 2010

BY SEGMENT

($000)

(unaudited)

	Three Months Ended March 31,
	2011	2010

Revenues from external customers

Tape products	$27,300	$22,288
Jewelry	10,354	10,974
Canadian division	16,219	13,369

Total revenues from external customers	$53,873	$46,631

Segment income (loss) before taxes

Tape products	$225	$(457)
Jewelry	219	(291)
Canadian division	552	301
Corporate expense and intercompany profit elimination	(230)	(179)

Total segment income (loss) before taxes	$766	$(626)